UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OVERSEAS SHIPHOLDING GROUP, INC.
(Name of Issuer)

Class A Common Stock (par value $0.01 per share)
(Title of Class of Securities)

69036R 103
(CUSIP Number)

James A. McRobbie CF Partners Capital Management LLP 80 Hammersmith Road, 4th Floor London, United Kingdom W14 8UD +44 20 7348 3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018490102	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
CF Partners Capital Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF / OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,744,751

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,744,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,744,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.08%(1)

14	TYPE OF REPORTING PERSON (See Instructions)
OO, IA

(1)
Calculated based on 85,263,690 shares of Class A common stock, $0.01 par value, of Overseas Shipholding Group, Inc., outstanding as of March 4, 2019, as reported in Overseas Shipholding Group, Inc.’s Quarterly Report on Form 10-K, as filed with the Securities and Exchange Commission on March 15, 2019.

This Amendment No. 1 (the “Amendment”) relates to the shares of Class A common stock, par value $0.01 per share (the “Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (the “Issuer”), and further amends and supplements the Schedule 13D filed by the Reporting Person on November 20, 2018 (the “Original Schedule 13D”). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein, and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of Class A common stock, par value $0.01 per share (the “Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 302 Knights Run Avenue, Tampa, Florida, 33602.

As of April 10, 2019, the Reporting Person (as defined below) beneficially owned an aggregate of 7,744,751 shares of Common Stock, representing approximately 9.08% of the issued and outstanding shares of Common Stock of the Issuer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

The Reporting Person advises the Fund’s account and the Controlled Accounts, which acquired the shares of Common Stock of the Issuer. In the sixty (60) days prior to the date of this Statement, the Reporting Person beneficially acquired for the Fund’s account and the Controlled Accounts an aggregate of 531,512 shares of Common Stock of the Issuer for total consideration of $1,135,872.99. The source of funding for such transactions was derived from capital contributed by funds advised by the Reporting Person.

Exhibit 99.1, which is incorporated by reference into this Item 3 as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty (60) days by the Reporting Person for the benefit of the Fund and the Controlled Accounts.  Except as set forth in Exhibit 99.1 attached hereto, within the last sixty (60) days, no reportable transactions were effected by the Reporting Person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

This Amendment amends and restates Item 5(a) and (b) of the Original Schedule 13D in its entirety as set forth below:

(a), (b) Based upon information contained in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 15, 2019, the shares of Common Stock deemed to be beneficially owned by the Fund constitute approximately 1.61% of the issued and outstanding shares of Common Stock of the Issuer, and the shares of Common Stock deemed to be indirectly beneficially owned by the Controlled Accounts constitute approximately 7.47% of the issued and outstanding shares of Common Stock of the Issuer.  The Reporting Person, pursuant to its authority as the investment manager of the Fund and the Controlled Accounts, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock of the Issuer held by the Fund and the Controlled Accounts.  The Reporting Person exercises this voting and investment power through its portfolio manager, Mr. Pellumbi, who disclaims beneficial ownership of the shares of Common Stock held by the Fund and the Controlled Accounts.

As of the date hereof, the Reporting Person does not beneficially own any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer covered in this Statement.

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Trading Data of the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2019

CF Partners Capital Management LLP

By:	/s/ James A. McRobbie
Name: James A. McRobbie
Title: Chief Compliance Officer

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Trading Data of the Reporting Person.

Exhibit 99.1

TRADING DATA OF THE REPORTING PERSON
FROM NOVEMBER 19, 2018 TO APRIL 10, 2019

Date	Buyer / Seller	Shares of Class A Common Stock Purchased	Shares of Class A Common Stock Sold	Price Per Share
November 20, 2018	Controlled Account	13,300		$2.18
November 20, 2018	Fund	12,600		$2.18
November 20, 2018	Controlled Account	7,700		$2.18
November 20, 2018	Controlled Account	36,400		$2.18
November 21, 2018	Controlled Account	39,000		$2.20
November 21, 2018	Fund	13,500		$2.20
November 21, 2018	Controlled Account	14,250		$2.20
November 21, 2018	Controlled Account	8,250		$2.20
November 23, 2018	Controlled Account	14,250		$2.19
November 23, 2018	Fund	13,500		$2.19
November 23, 2018	Controlled Account	8,250		$2.19
November 23, 2018	Controlled Account	39,000		$2.19
November 26, 2018	Controlled Account	8,250		$2.22
November 26, 2018	Controlled Account	14,250		$2.22
November 26, 2018	Controlled Account	39,000		$2.22
November 26, 2018	Fund	13,500		$2.22
November 27, 2018	Controlled Account	19,000		$2.23
November 27, 2018	Controlled Account	11,000		$2.23
November 27, 2018	Controlled Account	52,000		$2.23
November 27, 2018	Fund	18,000		$2.23
November 29, 2018	Controlled Account		-10,621	$2.31
November 29, 2018	Controlled Account		-29,068	$2.31
November 29, 2018	Controlled Account		-6,149	$2.31
November 29, 2018	Fund		-10,062	$2.31
January 28, 2019	Controlled Account	4,270		$1.81
January 28, 2019	Fund	4,045		$1.81
January 28, 2019	Controlled Account	11,685		$1.81
February 06, 2019	Controlled Account	7,712		$1.79
February 06, 2019	Fund	2,670		$1.79
February 06, 2019	Controlled Account	2,818		$1.79
February 07, 2019	Fund	10,112		$1.78
February 07, 2019	Controlled Account	10,674		$1.78
February 07, 2019	Controlled Account	29,214		$1.78
February 08, 2019	Fund	10,112		$1.80

February 08, 2019	Controlled Account	10,674		$1.80
February 08, 2019	Controlled Account	29,214		$1.80
February 11, 2019	Controlled Account	10,452		$1.81
February 11, 2019	Controlled Account	32,022		$1.81
February 11, 2019	Fund	30,337		$1.81
February 11, 2019	Controlled Account	87,641		$1.81
February 11, 2019	Fund	3,618		$1.81
February 11, 2019	Controlled Account		-150,000	$1.81
February 11, 2019	Controlled Account	3,819		$1.81
February 14, 2019	Fund	5,056		$1.99
February 14, 2019	Controlled Account	21,348		$1.99
February 14, 2019	Fund	20,225		$1.99
February 14, 2019	Controlled Account	14,607		$1.99
February 14, 2019	Controlled Account	5,337		$1.99
February 14, 2019	Controlled Account		-100,000	$1.99
February 14, 2019	Controlled Account	58,427		$1.99
February 21, 2019	Fund	1,554		$1.96
February 21, 2019	Controlled Account	4,490		$1.96
February 21, 2019	Controlled Account	1,641		$1.96
February 22, 2019	Controlled Account	7,079		$2.00
February 22, 2019	Controlled Account	2,586		$2.00
February 22, 2019	Fund	2,450		$2.00
February 25, 2019	Controlled Account	409		$2.01
February 25, 2019	Fund	142		$2.01
February 25, 2019	Controlled Account	149		$2.01
February 26, 2019	Controlled Account	2,802		$2.03
February 26, 2019	Fund	2,654		$2.03
February 26, 2019	Controlled Account	7,667		$2.03
February 27, 2019	Controlled Account	11,685		$2.01
February 27, 2019	Fund	4,045		$2.01
February 27, 2019	Controlled Account	4,270		$2.01
February 28, 2019	Controlled Account	11,685		$1.97
February 28, 2019	Fund	4,045		$1.97
February 28, 2019	Controlled Account	4,270		$1.97
March 01, 2019	Controlled Account	3,202		$1.92
March 01, 2019	Fund	3,034		$1.92
March 01, 2019	Controlled Account	8,764		$1.92
March 05, 2019	Controlled Account	5,337		$1.92
March 05, 2019	Controlled Account	14,607		$1.92
March 05, 2019	Fund	5,056		$1.92
March 27, 2019	Controlled Account	2,676		$2.28

March 27, 2019	Controlled Account	7,324	$2.28
March 28, 2019	Controlled Account	6,690	$2.30
March 28, 2019	Controlled Account	18,310	$2.30
March 29, 2019	Controlled Account	25,634	$2.30
March 29, 2019	Controlled Account	9,366	$2.30
April 03, 2019	Controlled Account	22,000	$2.19
April 03, 2019	Controlled Account	28,000	$2.19
April 04, 2019	Controlled Account	17,493	$2.17
April 04, 2019	Controlled Account	7,507	$2.17
April 05, 2019	Controlled Account	73,239	$2.16
April 05, 2019	Controlled Account	26,761	$2.16
April 08, 2019	Controlled Account	6,690	$2.13
April 08, 2019	Controlled Account	18,310	$2.13
April 09, 2019	Controlled Account	6,404	$2.09
April 09, 2019	Controlled Account	17,529	$2.09
April 09, 2019	Fund	6,067	$2.09
April 10, 2019	Controlled Account	43,820	$2.17
April 10, 2019	Fund	15,169	$2.17
April 10, 2019	Controlled Account	16,011	$2.17